UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _________)*

Inova Technology, Inc.

(Name of Issuer)

Convertable Preferred Shares

(Title of Class of Securities)

28027N 10 9

(CUSIP Number)

Advisors LLC, 1300 Evans Avenue, PO Box 7334 - 101591, San Francisco, CA 94120-7334: Phone (310) 857-6666    _____________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a  statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 748 35U 10 9

1.

Names of Reporting Person: Advisors LLC

I.R.S. Identification Nos. of above person (entities only).: N/A

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

[ n/a  ]

(b)

[ n/a  ]

3.

SEC Use Only:

4.

Source of Funds (See Instruction): SC

5.

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): n/a

6.

Citizenship or Place of Organization:   U.S.

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.

Sole Voting Power:   295,933,739

8.

Shared Voting Power:   n/a

9.

Sole Dispositive Power:    295,933,739

10.

Shared Dispositive Power:  n/a

11.

Aggregate Amount Beneficially Owned by Each Reporting Person   295,933,739

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  n/a

13.

Percent of Class Represented by Amount in Row (11): 40.8%

14.

Type of Reporting Person (See Instructions)  CO

ITEM 1.

SECURITY AND ISSUER.

Common Shares

Inova Technology, Inc.

2980 S. Rainbow Blvd. #220H, Las Vegas, NV 89146

ITEM 2.

IDENTITY AND BACKGROUND

(a)

Name: Advisors LLC

(b)

Address: PO Box 7334 - 101591, San Francisco, CA 94120-7334

(c)

Principle business: Venture Capital

(d)

Criminal proceedings: n/a

(e)

Civil proceedings: n/a

(f)

Citizenship: US

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Conversion of loan to shares.

ITEM 4.

PURPOSE OF TRANSACTION

a. The reporting person may acquire or dispose of securities of the issuer in the future.

b. No such transaction is currently planned.

c. No such transaction is currently planned.

d. No such transaction is currently planned.

e. No change is planned.

f. No change is planned.

g. No change is planned.

h. No change is planned.

i. No change is planned.

j. No such actions are planned.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

a. 295,933,739 million common shares of the issuer

b. n/a.

c. The persons named in (a) did not conduct any transactions in the last six months that affected the class of securities that are the subject of this filing.

d. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

e. Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

N/A

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

N/A